Exhibit 99.8

Adevinta ASA – Preliminary result of the rights issue
Oslo, 12 November 2019
The subscription period for the rights issue offering up to 3,800,613 new shares (“Rights Issue”) in Adevinta ASA (the “Company”) expired today on 12 November 2019, at 16:30 hours (CET).
Preliminary counting indicates that the Company has received subscriptions for approximately 3,742,266 new shares.
Allocation of the new shares will take place tomorrow in accordance with subscription rights validly exercised to subscribe for new shares during the subscription period. Except for allocation of shares to SEB as underwriter (as described below), no allocation will be made to subscribers without subscription rights and over-subscription was not permitted.
Notifications of allocated new shares and the corresponding subscription amount to be paid by each subscriber are expected to be distributed during the course of tomorrow. The payment date for the new shares is 18 November 2019.
The new shares may not be transferred or traded before they have been fully paid and the share capital increase pertaining to the rights issue has been registered in the Norwegian Register of Business Enterprises. It is expected that the share capital increase will be registered in the Norwegian Register of Business Enterprises on or about 21 November 2019.
The New Shares will be transferred to the subscribers’ VPS accounts on or about 22 November 2019 and admitted to trading on the Oslo Stock Exchange on or about the same date.
Based on the preliminary count, approximately 58,347 new shares were not subscribed during the subscription period. Any remaining shares will be subscribed by the underwriter, Skandinaviska Enskilda Banken AB (publ), Oslo branch (“SEB”), who will sell these new shares in the market and distribute the net proceeds from such sale to holders of subscription rights on a pro rata basis according to the number of subscription rights held upon expiry of the subscription period. There will be no payment of amounts under NOK 50 to a single holder of subscription rights.

This information is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.